Exhibit 99.1

IMV Inc. Announces Third Quarter 2021 Financial and Operational Update

Dartmouth, Nova Scotia, and Cambridge, Mass., November 10, 2021. IMV Inc. (“IMV” or “the Company”) (NASDAQ: IMV; TSX: IMV), a clinical-stage company developing immune-educating cancer therapies, based on its novel DPX platform, that target solid and blood cancers while preserving patients’ quality of life, today announced its financial and operational results and provided an update for the third quarter ended September 30, 2021.

“IMV is undergoing a pivotal transformation. We are realigning IMV’s strategy to focus on its core competencies in immuno-oncology. We intend to move maveropepimut-S (MVP-S) forward on the path to registrational trials and to leverage our versatile DPX platform to further develop a comprehensive portfolio of cancer immunotherapies, both in-house and with partners. As we explore the potential of our DPX delivery platform and the development of new DPX-based candidates, we are actively evaluating potential licensing opportunities for our programs outside of immuno-oncology,” said Andrew Hall, interim Chief Executive Officer of IMV.

“Our recent clinical results and translational data are promising and demonstrate the potential of our lead compound in both solid and blood tumors. MVP-S continues to be well-tolerated across indications. We have seen sustained response in patients who had already gone through many lines of previous treatments.” Mr. Hall continued. “Additionally, our second immunotherapy candidate, DPX-SurMAGE, has shown encouraging results in preclinical studies and demonstrates the platform’s potential to deliver across multiple therapeutic targets. Together, we believe that these results clearly support the expansion of our clinical oncology pipeline across a wider range of tumor antigens and indications both through in-house efforts and an acceleration of business development initiatives.”

CLINICAL UPDATE

Maveropepimut-S (MVP-S)

  Phase 2 DeCidE1 Study in Advanced, Recurrent Ovarian Cancer

  Oliver Dorigo, M.D., Ph.D., Director and Associate Professor, Division Gynecologic Oncology,   Department of Obstetrics and Gynecology at the Stanford University, CA, is presenting a poster describing translational data from the clinical study in patients with advanced, recurrent ovarian cancer at the Society for Immunotherapy of Cancer (SITC) Annual Meeting.

  Translational analyses showed that:

    MVP-S treatment increased survivin-specific T and B cell tumor infiltration, further validating the MVP-S mechanism of action.

    Immunogenic/inflamed tumors are more susceptible to treatment with MVP-S.

    Potential mechanisms of primary resistance to treatment were identified.

  IMV recently completed the DeCidE1 clinical trial evaluating MVP-S in association with low dose intermittent cyclophosphamide (CPA) in patients with advanced recurrent ovarian cancer. As announced in early August, the overall survival rate was 44.9% with a median overall survival of 19.9 months in a heavily pre-treated population at the two-year cut-off.

  These results support further clinical evaluation. IMV expects to initiate a Phase 2B clinical   trial in 2022.

  Phase 2B VITALIZE Study in Relapsed/Refractory DLBCL ("r/r DLBCL").

  MVP-S is currently being evaluated in a randomized Phase 2B clinical trial in combination with   KEYTRUDA® (pembrolizumab) and +/- intermittent low dose CPA in patients with r/r DLBCL. Recruitment has started now that multiple sites have been activated in North America.

  IMV has designed the protocol to further validate the strong objective response rate   observed in PD-L1 positive patients in the SPiReL Phase 2 trial.

DPX-SurMAGE in Bladder Cancer

Yves Fradet, M.D., Professor, Department of Surgery at the Faculty of Medicine, Université Laval in Quebec City presented preclinical data at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics, showing that the DPX delivery platform can be leveraged to develop novel multi-targeted T-cell activating immunotherapies.

More specifically, these studies showed that it was possible to simultaneously elicit immune responses against two cancer antigens (survivin and MAGE-A9 proteins) in bladder cancer model.

The addition of intermittent low dose cyclophosphamide (CPA) did not significantly change the immune response. DPX-SurMAGE was well-tolerated in the preclinical models.

Based on these results, IMV is currently optimizing the design of a Phase 1 trial in non-muscle invasive bladder cancer patients which is expected to begin by year-end.

Foundational Research

A second poster presentation at the AACR-NCI-EORTC International Conference on Molecular Targets and Cancer Therapeutics described that antigenic peptides, when packaged within the DPX platform, elicit specific T cell-based immune responses in a more robust and persistent manner than conventional water-based formulations.

CORPORATE UPDATE

  Appointment of Joy Bessenger as SVP, Investor Relations and Corporate Strategy

  Joy Bessenger was recently appointed as Senior Vice President of Investor Relations and Corporate Strategy of IMV. She brings over 17 years of experience in finance, corporate strategy and financial communications in the biotechnology and life sciences industries, with a particular focus on oncology, cell therapy and genomics. She has been actively involved in capital markets transactions and strategic planning for companies across a range of development stages. The first part of Joy’s career was spent on Wall Street in research and banking. Joy is based in New York.

  Appointment of Heather Hirsch Ph.D. Vice President, Translational Research

  Heather Hirsch was recently appointed as Vice President Translational Research of IMV. She   brings more than 10 years of expertise in translational sciences having worked at Merck (MRK: NYSE), Jounce Therapeutics (JNCE: Nasdaq) and most recently at CRISPR Therapeutics (CRSP: Nasdaq). She has a strong background in immune-oncology, tumor microenvironment, and integrative translational analyses design to inform indication selection, mechanism of action and responder identification. Heather holds a PhD in cell and molecular biology from Michigan State University and completed post-doctoral fellowship at Harvard Medical School. Heather is based at IMV’s recently opened offices in Cambridge, Massachusetts.

  Medicago Collaboration

  IMV entered into a collaboration with Medicago, a biopharmaceutical company that develops   virus-like particle (VLPs) against infectious diseases. The collaboration will evaluate Medicago’s VLPs encapsulated in IMV’s DPX technology. This agreement reflects IMV’s strategic shift in focus to seek licensing opportunities for its DPX platform in indications outside of immuno-oncology.

Overview of Third Quarter 2021 Financial Results

All dollar amounts noted herein are denominated in United States dollars (unless otherwise noted herein).

On September 30, 2021, the Company had cash and cash equivalents of $36.5 million and working capital of $37.3 million, compared with $36.3 million and $35.6 million, respectively at December 31, 2020. This increase primarily reflects net proceeds from the $25 million public offering completed on July 20, 2021, offset by cash used in operations year to date. Based on its current plan, IMV expects its current cash position will be sufficient to fund operations until Q3 2022.

Research and development expenses were $5.6 million for the three months ended September 30, 2021, compared with $4.9 million for the three months ended September 30, 2020. This increase of $0.7 million was mainly due to start-up costs for the Phase 2B VITALIZE study, an increase in manufacturing and development costs for MVP-S and an increase in headcount. These increases were partly offset by a decrease in development costs for DPX-COVID-19 following a shift in strategic focus.

General and administrative expenses were $5.3 million for the three months ended September 30, 2021, compared with $2.8 million for the three months ended September 30, 2020. This increase of $2.5 million was mainly attributable to an increase in salaries and non-cash stock-based compensation associated with planned hiring and executive leadership changes, foreign currency loss and, to a lesser extent, an increase in legal, professional, and recruitment fees.

Government assistance totaled $0.5 million for the three months ended September 30, 2021, compared with $1.3 million in Q3 2020. This decrease is mainly driven by a decrease in funding related to DPX-COVID-19 development costs.

The net loss and comprehensive loss of $10.4 million ($0.13 per share) for the three months ended September 30, 2021, was $5 million higher than the net loss and comprehensive loss of $5.4 million ($0.08 per share) for the three months ended September 30, 2020.

For the nine-month period ended September 30, 2021, the net loss and comprehensive loss of $24.9 million ($0.35 per share) was $7.5 million higher than the net loss and comprehensive loss of $17.4 million ($0.30 per share) for the nine-month period ended September 30, 2020.

As of November 10, 2021, the number of issued and outstanding common shares was 82,142,629 and a total of 16,289,495 stock options, warrants and deferred share units were outstanding.

The Corporation's audited annual consolidated results of operations, financial condition and cash flows for the year ended December 31, 2020, and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as the Company’s website at www.imv-inc.com

SELECTED UPCOMING MILESTONES

Maveropepimut-S (MVP-S):

  H2 2021: Submission of Phase 2 clinical study protocol in ovarian cancer for FDA review

  H2 2021: Clinical update for the basket trial (Bladder & MSI-high tumor cancers)

  H1 2022: Clinical update for the investigator-initiated breast cancer trial

  Mid-2022: Clinical update for the open-label Phase 2 DLBCL trial

DPX-SurMAGE:

  H2 2021: Initiation of a Phase 1 clinical study in bladder cancer at year-end

Conference Call and Webcast Information

Management will host a conference call and webcast today November 11, 2021, at 8:00 a.m. ET. Financial analysts are invited to join the conference call by dialing (866) 211-3204 (U.S. and Canada) or (647) 689-6600 (international) using the conference ID# 7079735 Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical stage biotechnology company developing a portfolio of immune-educating cancer therapies, based on its novel DPX platform, to treat solid and blood cancers while preserving patients’ quality of life. We are dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing hard-to-treat cancers We are committed to developing a new class of immunotherapies that balance tolerability and efficacy to treat cancer. The Company is developing a portfolio of novel therapies based on DPX, its versatile immune-educating technology platform, that drives a specific, robust, well-tolerated and persistent anti-tumor immune response, potentially offering long-lasting benefit to patients with solid or blood cancers. IMV’s lead compound, maveropepimut-S (MVP-S) is currently being evaluated in a range of oncology applications including neoadjuvant and checkpoint combination settings. MVP-S demonstrated clinical benefit in patients with difficult-to-treat cancers; and safety and tolerability have been seen in more than 350 patients.

IMV is also developing another DPX-based immunotherapy: DPX-SurMAGE, a dual targeted immunotherapy being evaluated in subjects with bladder cancer. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the ability of the DPX delivery platform to elicit robust immune responses; the versatility and potential of the DPX delivery platform to treat a wide range of diseases generally; the potential for partnering opportunities for IMV with respect to its various immunotherapies; and the timing of commencement and expected results from IMV’s various clinical trials and studies. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law.

These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, the ability to access capital, the successful and, generally, the timely completion of clinical trials and studies and the receipt of all regulatory approvals as well as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

IMV INC.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of United States dollars, except for share and per share amounts)

	Three Months ended,		Nine Months ended,
		September 30,		September 30,
	2021	2020	2021	2020
	$	$	$	$
Revenue
Interest Income	41	66	153	157
Total revenue	41	66	153	157
Expenses
Research and development	5,635	4,911	15,601	13,767
General and administrative	5,260	2,777	11,844	7,227
Government assistance	(476)	(1,264)	(2,875)	(2,697)
Accreted interest and valuation	61	(106)	436	528
adjustments
Total operating expenses	10,480	6,318	25,006	18,825
Net loss	(10,439)	(6,252)	(24,853)	(18,668)
Currency translation adjustment	-	844	-	1,268
Total comprehensive loss	(10,439)	(5,408)	(24,853)	(17,400)
Basic and diluted loss per share	(0.13)	(0.08)	(0.35)	(0.30)
Weighted-average shares outstanding	79,175,74	65,970,26	71,520,47	58,025,98

IMV INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars, except for share and per share amounts)

	September 30,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$36,495	$36,268
Accounts receivable	1,137	1,574
Prepaid expenses	7,866	4,416
Investment tax credits receivable	725	1,519
Total current assets	46,223	43,777
Property and equipment	3,340	2,221
Total assets	$49,563	$45,998

Liabilities and Equity
Current liabilities
Accounts payable, accrued and other liabilities	$8,557	$7,228
Current portion of long-term debt	76	856
Current portion of lease obligations	259	109
Total current liabilities	8,892	8,193
Lease obligation	1,453	953
Long-term debt	6,448	6,050
Total liabilities	16,793	15,196
Equity	32,770	30,802
Total liabilities and equity	$49,563	$45,998

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Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext: 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com